EXHIBIT 32(a)

Cleco Corporation

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cleco Corporation (the "Company") on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David M. Eppler, Chief Executive Officer of the Company, and I, Dilek Samil, Chief Financial Officer and Senior Vice President of Finance of Cleco Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/David M. Eppler
David M. Eppler
President and Chief Executive Officer

/s/Dilek Samil
Dilek Samil
Chief Financial Officer
   and Senior Vice President of Finance